================================================================================

                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2002

                        Commission File Number 000-27811

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                             Republic of Singapore
                (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

                               TABLE OF CONTENTS

1.   Other Events

     On August 1, 2002 in Singapore, the Company issued an announcement to the Singapore Exchange Securities Trading Limited relating to the appointments of Jim Norling as Chairman of the Board of Directors and Koh Beng Seng as Chairman of the Audit Committee of the Company. A copy of the Company's announcement dated August 1, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


2.   Exhibit

     99.1 Announcement of the Company dated August 1, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 2, 2002


                                         CHARTERED SEMICONDUCTOR
                                         MANUFACTURING LTD


                                         By: /s/ Chia Song Hwee
                                             -------------------------------
                                         Name:  Chia Song Hwee
                                         Title: President and Chief
                                                Executive Officer

                                 EXHIBIT INDEX

99.1  Announcement of the Company dated August 1, 2002.